April 16, 2008

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Biovail Corporation
Form 20-F for the Year Ended December 31, 2007
Filed March 17, 2008
File No. 001-14956

Dear Mr. Rosenberg:

Biovail Corporation (the “Company”, “we”, “us” or “our”) acknowledges receipt of the letter from the staff of the United States Securities and Exchange Commission (the “Commission”) dated April 7, 2008 with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2007, filed with the Commission on March 17, 2008 (the “2007 Form 20-F”).  Please find below our detailed responses to the staff’s comments.  For ease of reference, we have provided the text of each staff comment prior to our response.

Comment:

Financial Statements, page F-1

10. Intangible Assets, page F-21

Amortization Expense, page F-21

1.               Please revise your disclosure to explain the criteria for allocating amortization expense between cost of goods sold and amortization expense.  To the extent that you do not classify amortization expense of your developed product intangibles in cost of goods sold, include parenthetical disclosure within the line item cost of goods sold on the face of the statements of income indicating to the effect that cost of goods sold is exclusive of amortization shown separately below.  Please refer to SAB Topic 11.B.

Response:

The allocation of amortization expense between cost of goods sold and other line items within the statements of income is disclosed on page F-22 of the 2007 Form 20-F.  The criterion we follow for allocating amortization expense is based on whether the acquired intangible asset contributes to one or more business activities, including research and development, manufacturing and supply, royalty and licensing, and/or sales, marketing and distribution.  Accordingly, the amortization of an intangible asset associated with more than one business activity is included in amortization expense, while the amortization of an intangible asset associated with a single business activity is included in cost of goods sold, or other specific income statement line item, as appropriate.  For example, the amortization of the Cardizem® trademarks is included in amortization expense, as that asset conveys to us the rights to manufacture, market and distribute existing Cardizem® products, as well as develop new line-extension products under the Cardizem® brand name.  On the other hand, the amortization of the Cardizem® LA product right is included in cost of goods sold, as that asset only conveys to us the right to manufacture and supply Cardizem® LA for distribution by Kos Pharmaceuticals, Inc.

Based on the foregoing, we propose to provide the following additional disclosure to explain the criterion for allocating amortization expense in the intangible assets significant accounting policies note to the financial statements:

Amortization expense related to intangible assets that contribute to multiple business activities, including research and development, manufacturing and supply, royalty and licensing, and/or sales, marketing and distribution, is included in amortization expense.  Amortization expense related to intangible assets that are associated with a single business activity is included in cost of goods sold, or other income statement line item, as appropriate.

We intend to provide this additional form of disclosure in future filings commencing with our annual report on Form 20-F for the fiscal year ended December 31, 2008.

In addition, in accordance with SAB Topic 11.B, we propose to amend the description of the cost of goods sold line item on the face of the statements of income to read as follows:  “Cost of goods sold (exclusive of amortization shown separately below)”.  We intend to provide this revised form of disclosure in future filings commencing with our quarterly report on Form 6-K for the period ended March 31, 2008.

Comment:

20. Income Taxes

2.               Provide the disclosure required by Rule 4-08(h) of Regulation S-X, income before income tax expense as either domestic or foreign.

Response:

In accordance with Rule 4-08(h) of Regulation S-X, we propose to provide the following additional disclosure with respect to the components of income before income tax expense in the income tax note to the financial statements:

The components of income (loss) from continuing operations before provision for income taxes were as follows:

	2007	2006	2005
	$	$	$
Domestic	(150,622)	(76,844)	(37,117)
Foreign	359,361	306,818	316,682
	208,739	229,974	279,565

We intend to provide this additional form of disclosure in future filings commencing with our annual report on Form 20-F for the fiscal year ended December 31, 2008.

Comment:

26.  Segment Information, page F-43

Geographic Information, page F-43

3.               Please revise your disclosure to indicate tangible assets in geographic areas.  Refer to question 22 in the FASB Implementation Guide to FAS 131.

Response:

In accordance with the guidance provided by question 22 in the FASB Implementation Guide to FAS 131, we propose to amend the disclosure with respect to long-lived assets by geographic area as follows (blacklined to the disclosure on page F-43 of the 2007 Form 20-F):

The following table displays revenue and long-lived assets by geographic area:

	Revenue(1)			Long-Lived Assets(2)
	2007	2006	2005	2007	2006	2005
	$	$	$	$	$	$
Canada	75,051	89,920	112,847	139,279	118,347	107,000
U.S. and Puerto Rico	755,484	966,212	815,342	77,379	72,490	71,787
Barbados	—	—	—	4,703	2,168	1,846
Other countries	12,283	11,590	10,154	17,096	18,974	18,934
	842,818	1,067,722	938,343	238,457	211,979	199,567

(1)    Revenue is attributed to countries based on the location of the customer.

(2)    ~~Consists~~Long-lived assets consist of property, plant and equipment, ~~goodwill, intangible and other assets,~~ net of accumulated depreciation ~~and amortization~~.  Property, plant and equipment are attributed to countries based on their physical location~~, goodwill is attributed to countries based on the location of the related acquired businesses, and intangible and other assets are attributed to countries based on ownership rights~~.

We intend to provide this revised form of disclosure in future filings commencing with our annual report on Form 20-F for the fiscal year ended December 31, 2008.

* * * * *

We do not believe that any of the foregoing amended disclosures would have a material impact to our previously issued financial statements.  For the staff’s consideration, therefore, we do not propose to file an amendment to our 2007 Form 20-F to include these disclosures.

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any additional questions or comments to me at (905) 286-3120.

Sincerely,

/s/ ADRIAN DE SALDANHA

Adrian de Saldanha
Interim Chief Financial Officer

cc:                                 Michael Van Every, Chairperson, Audit Committee

                                                Cynthia Orr, Partner, Ernst & Young LLP